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                 April 14, 2022

       T. Ronan Kennedy
       Chief Financial Officer
       cbdMD, Inc.
       8845 Red Oak Boulevard
       Charlotte, NC 28217

                                                        Re: cbdMD, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2022
                                                            File No. 333-264143

       Dear Mr. Kennedy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Suzanne Hayes at 202-551-3675 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Brian Pearlman